Mail Stop 4561

March 31, 2009

Mr. J. Michael McGillis
Chief Financial Officer
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, VA 22102

> **Re: JER Investors Trust Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 001-32564**

Dear Mr. McGillis:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief